UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ELI LILLY AND COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, No Par Value

(Title of Class of Securities)

532457108
(CUSIP Number of Class of Securities)

Michael J. Harrington, Esq.

General Counsel
Eli Lilly and Company

Lilly Corporate Center
Indianapolis, Indiana 46285

(317) 276-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Raymond O. Gietz, Esq.

Corey R. Chivers, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$7,934,928,309.60	$961,713.31

(1)         This valuation assumes the acquisition of up to 67,188,216 shares of common stock, no par value, of Eli Lilly and Company (“Lilly common stock”) in exchange for shares of common stock, no par value, of Elanco Animal Health Incorporated (“Elanco common stock”) held by Eli Lilly and Company. Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $118.10, the average of the high and low sale prices of Lilly common stock on the New York Stock Exchange on February 7, 2019 and (ii) 67,188,216, the maximum number of shares of Lilly common stock to be acquired in the exchange offer (based on the indicative exchange ratio of 4.3652 in effect following the close of trading on the New York Stock Exchange on February 7, 2019, the last trading day prior to commencement of the exchange offer).

(2)         Computed in accordance with Rule 0-11(a)(4) under the Securities Exchange Act of 1934.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $961,713.31	Filing Party: Elanco Animal Health Incorporated
Form or Registration No.: Registration Statement on Form S-4 (No. 333-229577).	Date Filed: February 8, 2019

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐            third -party tender offer subject to Rule 14d-1

☒          issuer tender offer subject to Rule 13e-4

☐            going-private transaction subject to Rule 13e-3

☐            amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐ If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and restates the Tender Offer Statement on Schedule TO filed by Eli Lilly and Company, an Indiana corporation (“Lilly”), with the Securities and Exchange Commission (“SEC”) on February 8, 2019, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed with the SEC on February 19, 2019 (as so amended, the “Schedule TO”). This Amendment relates to the offer by Lilly to exchange up to an aggregate of 293,290,000 shares of common stock, no par value (“Elanco common stock”), of Elanco Animal Health Incorporated, an Indiana corporation (“Elanco”), for outstanding shares of common stock, no par value, of Lilly (“Lilly common stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated February 22, 2019 (the “Prospectus”) and the related Letter of Transmittal and instructions thereto (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Elanco has filed under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-229577) (as amended through the date hereof, the “Registration Statement”), of which the Prospectus forms a part, to register the shares of Elanco common stock offered in exchange for shares of Lilly common stock tendered in the Exchange Offer. The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 1.                            Summary Term Sheet.

Summary Term Sheet. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer” and “Summary” are incorporated herein by reference.

Item 2.                            Subject Company Information.

(a)                                 Name and Address. The name of the issuer is Eli Lilly and Company. The principal executive offices of Lilly are located at Lilly Corporate Center, Indianapolis, Indiana 46285. Its telephone number at such office is (317) 276-2000. Reference is made to the information set forth under the heading “Summary—The Companies” in the Prospectus, which is incorporated herein by reference.

(b)                                 Securities. Shares of Lilly common stock are the subject securities in the Exchange Offer. Reference is made to the information relating to Lilly common stock set forth under the heading “Summary—Market Price and Dividend Information” in the Prospectus, which is incorporated herein by reference.

(c)                                  Trading Market and Price. Reference is made to the information relating to Lilly common stock set forth under the heading “Summary—Market Price and Dividend Information” in the Prospectus, which is incorporated herein by reference.

Item 3.                            Identity and Background of Filing Person.

(a)                                 Name and Address. The filing person is the subject company. Reference is made to the information set forth under the headings “Summary—The Companies” and “Security Ownership of Certain Beneficial Owners and Management of Lilly and Elanco” in the Prospectus, which is incorporated herein by reference.

Item 4.                            Terms of the Transaction.

(a)                                 Material Terms.

Reference is made to the information set forth under the headings “Questions and Answers About the Exchange Offer”, “The Transaction”, “The Exchange Offer”, “Potential Additional Distribution of Elanco Common Stock”, “Material U.S. Federal Income Tax Consequences” and “Comparison of Shareholder Rights” in the Prospectus, which is incorporated herein by reference.

The Exchange Offer will expire and withdrawal rights shall terminate at 12:00 midnight, New York City time, at the end of the day on March 8, 2019, unless the Exchange Offer is extended or terminated.

(b)                                 Purchases. The Exchange Offer is open to all holders of shares of Lilly common stock who validly tender and do not validly withdraw their shares in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of Lilly who is a holder of shares of Lilly common stock may participate in the Exchange Offer on the same terms and conditions as all other Lilly stockholders. Reference is made to the information set forth under the headings “Questions and Answers About the Exchange Offer” and “The Exchange Offer—Terms of the Exchange Offer” in the Prospectus, which is incorporated herein by reference.

Item 5.                            Past Contacts, Transactions, Negotiations and Agreements.

(a)                                 Agreements Involving the Subject Company’s Securities. Reference is made to the information set forth under the heading “Compensation” in Lilly’s Definitive Proxy Statement relating to its Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on March 19, 2018, and under the headings “Agreements Between Lilly and Elanco and Other Related Party Transactions” and “Security Ownership of Certain Beneficial Owners and Management of Lilly and Elanco” in the Prospectus, which is incorporated herein by reference.

Item 6.                            Purposes of the Transaction and Plans or Proposals.

(a)                                 Purposes. Reference is made to the information under the heading “The Transaction—Reasons for the Exchange Offer” in the Prospectus, which is incorporated herein by reference.

(b)                                 Use of Securities Acquired. The shares of Lilly common stock acquired by Lilly in the Exchange Offer will be held as treasury stock, unless and until retired or used for other purposes.

(c)                                  Plans.

Reference is made to the information set forth under the heading “The Transaction—Accounting Treatment” in the Prospectus, which is incorporated herein by reference.

On February 15, 2019, Lilly announced the successful completion of its acquisition of Loxo Oncology, Inc., a Delaware corporation (“Loxo”). The offer to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of Loxo (the “Loxo Shares”), at a purchase price of $235.00 per Loxo Share, net to the seller in cash, without interest and less any required tax withholding, expired as scheduled one minute past 11:59 p.m., Eastern time, on Thursday, February 14, 2019. As of the expiration of the offer, 26,043,820 Loxo Shares were validly tendered and not properly withdrawn, representing 84.6 percent of the outstanding Loxo Shares, and were accepted for payment under the terms of the offer. Following the completion of the offer, Lilly completed the acquisition of Loxo through the previously-planned second-step merger of Bowfin Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Lilly, with and into Loxo, with Loxo surviving as a wholly owned subsidiary of Lilly.

Item 7.                            Source and Amount of Funds or Other Consideration.

(a)                                 Source of Funds. Reference is made to the information set forth under the headings “Summary—The Exchange Offer,” “The Exchange Offer” and “The Transaction” in the Prospectus, which is incorporated herein by reference.

(b)                                 Conditions. Not applicable.

(c)                                  Borrowed Funds. Not applicable.

Item 8.                            Interest in Securities of the Subject Company.

(a)                                 Securities Ownership. Reference is made to the information set forth under the heading “Security Ownership of Certain Beneficial Owners and Management of Lilly and Elanco” in the Prospectus.

(b)           Securities Transactions. Based on the information available to Lilly as of February 21, 2019, the following table sets forth the transactions in Lilly common stock by Lilly and directors and executive officers of Lilly in the past 60 days:

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
Karen Walker	1/22/2019	85 shares of Lilly common stock	$117.09	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Juan R. Luciano	1/22/2019	91 shares of Lilly common stock	$117.09	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Ellen R. Marram	1/22/2019	58 shares of Lilly common stock	$117.09	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Jackson P. Tai	1/22/2019	17 shares of Lilly common stock	$117.09	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Ralph Alvarez	1/22/2019	93 shares of Lilly common stock	$117.09	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Alfonso G. Zulueta	1/31/2019	4,000 shares of Lilly common stock	$120.00	Open market or private sale of non-derivative or derivative security pursuant to a Rule 10b5-1 trading plan.
Alfonso G. Zulueta	2/1/2019	9,722 shares of Lilly common stock	—	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3
Alfonso G. Zulueta	2/1/2019	4,364 shares of Lilly common stock	$119.86	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Melissa S. Barnes	2/1/2019	3,333 shares of Lilly common stock	—	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3
Melissa S. Barnes	2/1/2019	1,492 shares of Lilly common stock	$119.86	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Michael J. Harrington	2/1/2019	12,778 shares of Lilly common stock	—	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3
Michael J. Harrington	2/1/2019	4,404 shares of Lilly common stock	$119.86	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
David A. Ricks	2/1/2019	12,222 shares of Lilly common stock	—	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3
David A. Ricks	2/1/2019	5,485 shares of Lilly common stock	$119.86	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Stephen F. Fry	2/1/2019	8,889 shares of Lilly common stock	—	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3
Stephen F. Fry	2/1/2019	3,995 shares of Lilly common stock	$119.86	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Enrique A. Conterno	2/1/2019	12,222 shares of Lilly common stock	—	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3
Enrique A. Conterno	2/1/2019	5,476 shares of Lilly common stock	$119.86	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Myles O’Neill	2/1/2019	3,221 shares of Lilly common stock	—	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3
Myles O’Neill	2/1/2019	1,491 shares of Lilly common stock	$119.86	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Anne E. White	2/4/2019	7,246 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Daniel Skovronsky, M.D., Ph. D.	2/4/2019	15,619 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Aarti S. Shah	2/4/2019	5,940 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Joshua L. Smiley	2/4/2019	9,955 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Johna Norton	2/4/2019	2,960 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
Alfonso G. Zulueta	2/4/2019	21,224 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Melissa S. Barnes	2/4/2019	7,411 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Michael J. Harrington	2/4/2019	28,156 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Donald A. Zakrowski	2/4/2019	3,245 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)
David A. Ricks	2/4/2019	26,567 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Stephen F. Fry	2/4/2019	19,405 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Enrique A. Conterno	2/4/2019	26,682 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Myles O’Neill	2/4/2019	4,690 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Myles O’Neill	2/4/2019	8,593 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Enrique A. Conterno	2/15/2019	25,000 shares of Lilly common stock	$121.00	Open market or private sale of non-derivative or derivative security pursuant to a Rule 10b5-1 trading plan.
Johna Norton	2/16/2019	48 shares of Lilly common stock	—	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3
Johna Norton	2/16/2019	17 shares of Lilly common stock	$122.48	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Karen Walker	2/19/2019	81 shares of Lilly common stock	$122.13	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Jackson P. Tai	2/19/2019	16 shares of Lilly common stock	$122.13	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Ellen R. Marram	2/19/2019	55 shares of Lilly common stock	$122.13	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Juan R. Luciano	2/19/2019	87 shares of Lilly common stock	$122.13	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Ralph Alvarez	2/19/2019	89 shares of Lilly common stock	$122.13	Grant, award or other acquisition pursuant to Rule 16b-3(d)

Item 9.         Persons/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitations or recommendations. Reference is made to the information set forth under the heading “The Exchange Offer—Fees and Expenses” in the Prospectus, which is incorporated herein by reference.

Item 10.       Financial Statements.

(a)           Financial Information. Reference is made to the information set forth under the headings “Summary—Selected Historical and Pro Forma Financial Data For Lilly and Elanco” and “Incorporation by Reference” in the Prospectus, which is incorporated herein by reference. The financial information included as Item 8 in Lilly’s Annual Report on Form 10-K for the annual period ended December 31, 2018, is incorporated herein by reference. The full text of such financial statements and other financial information, as well as the other documents Lilly has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Exchange Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b)           Pro Forma Information. Pro forma information for Lilly giving effect to certain transactions, including, among others, the Exchange Offer, have been included in the Prospectus. Reference is made to the information set forth under the heading “Eli Lilly and Company Unaudited Pro Forma Condensed Consolidated Financial Statements” in the Prospectus, which is incorporated herein by reference.

Item 11.                     Additional Information.

(a)                                 Agreements, Regulatory Requirements and Legal Proceedings.

(1)                                 None.

(2)                                 Reference is made to the information set forth under the headings “Summary” and “The Transaction” in the Prospectus, which is incorporated herein by reference.

(3)                                 Reference is made to the information set forth under the headings “Summary” and “The Transaction” in the Prospectus, which is incorporated herein by reference.

(4)                                 Not applicable.

(5)                                 None.

(b)                                 Other Material Information. Reference is made to the information set forth in the Prospectus, which is incorporated herein by reference.

Item 12.                     Exhibits.

Exhibit Number	Description

(a)(1)(i)

Form of Letter of Transmittal (Certificated Shareholders) (incorporated by reference to Exhibit 99.1 to Elanco Animal Health Incorporated’s Registration Statement on Form S-4 (Registration No. 333-229577), filed with the Securities and Exchange Commission on February 8, 2019 (the “Registration Statement”)).

(a)(1)(ii)	Form of Letter of Transmittal (Direct Registration Shareholders) (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iii)	Instruction Booklet to the Letter of Transmittal (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vi)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to reference to Exhibit 99.6 to the Registration Statement).

(a)(1)(vii)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(a)(4)(i)	Press Release by Eli Lilly and Company, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filing with the SEC on February 8, 2019).

(a)(4)(ii)	Prospectus, dated February 22, 2019 (incorporated by reference to the Registration Statement).

(a)(4)(iii)	Press Release to Holders Registered through Euroclear France, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 8, 2019).

Exhibit Number	Description
(a)(4)(iv)	Election and Withdrawal Forms for Participants in Savings Plans, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 8, 2019).

(a)(4)(v)	Savings Plan Exchange Offer Guide, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 8, 2019).

(a)(4)(vi)	Elanco Stock Fund Fact Sheet, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 8, 2019).

(a)(4)(vii)	Lilly Benefits Center Talking Points, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 8, 2019).

(a)(4)(viii)	Communication to Lilly Employees, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 8, 2019).

(a)(4)(ix)	Lilly Benefits Center Information Page, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 8, 2019).

(a)(4)(x)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 8, 2019).

(a)(4)(xi)	Blackout Notice Provided to Directors and Section 16 Officers of Lilly, dated February 11, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 11, 2019).

(a)(4)(xii)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 11, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 11, 2019).

(a)(4)(xiii)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 12, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 12, 2019).

(a)(4)(xiv)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 13, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 13, 2019).

(a)(4)(xv)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 14, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 14, 2019).

(a)(4)(xvi)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 15, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 15, 2019).

(a)(4)(xvii)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 19, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 19, 2019).

(a)(4)(xviii)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 20, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 20, 2019).

Exhibit Number	Description
(a)(4)(xix)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 21, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 21, 2019).

(a)(5)(i)	Form of Notice to Participants in Savings Plans (incorporated by reference to Exhibit 99.8 to the Registration Statement).

(h)(i)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax consequences of the exchange offer (incorporated by reference to Exhibit 8.1 to the Registration Statement).

Item 13.                     Information required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2019

ELI LILLY AND COMPANY

By:	/s/ David A. Ricks
Name:	David A. Ricks
Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)

Form of Letter of Transmittal (Certificated Shareholders) (incorporated by reference to Exhibit 99.1 to Elanco Animal Health Incorporated’s Registration Statement on Form S-4 (Registration No. 333-229577), filed with the Securities and Exchange Commission on February 8, 2019 (the “Registration Statement”)).

(a)(1)(ii)	Form of Letter of Transmittal (Direct Registration Shareholders) (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iii)	Instruction Booklet to the Letter of Transmittal (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vi)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to reference to Exhibit 99.6 to the Registration Statement).

(a)(1)(vii)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(a)(4)(i)	Press Release by Eli Lilly and Company, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filing with the SEC on February 8, 2019).

(a)(4)(ii)	Prospectus, dated February 22, 2019 (incorporated by reference to the Registration Statement).

(a)(4)(iii)	Press Release to Holders Registered through Euroclear France, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 8, 2019).

(a)(4)(iv)	Election and Withdrawal Forms for Participants in Savings Plans, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 8, 2019).

(a)(4)(v)	Savings Plan Exchange Offer Guide, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 8, 2019).

(a)(4)(vi)	Elanco Stock Fund Fact Sheet, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 8, 2019).

(a)(4)(vii)	Lilly Benefits Center Talking Points, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 8, 2019).

(a)(4)(viii)	Communication to Lilly Employees, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 8, 2019).

(a)(4)(ix)	Lilly Benefits Center Information Page, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 8, 2019).

Exhibit Number	Description

(a)(4)(x)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 8, 2019).

(a)(4)(xi)	Blackout Notice Provided to Directors and Section 16 Officers of Lilly, dated February 11, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 11, 2019).

(a)(4)(xii)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 11, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 11, 2019).

(a)(4)(xiii)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 12, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 12, 2019).

(a)(4)(xiv)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 13, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 13, 2019).

(a)(4)(xv)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 14, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 14, 2019).

(a)(4)(xvi)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 15, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 15, 2019).

(a)(4)(xvii)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 19, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 19, 2019).

(a)(4)(xviii)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 20, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 20, 2019).

(a)(4)(xix)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 21, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 21, 2019).

(a)(5)(i)	Form of Notice to Participants in Savings Plans (incorporated by reference to Exhibit 99.8 to the Registration Statement).

(h)(i)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax consequences of the exchange offer (incorporated by reference to Exhibit 8.1 to the Registration Statement).